SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman 4400 Biscayne Blvd. Miami, FL 33137 (305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103

(1)	Names of reporting persons The Frost Group, LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 20,286,704 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 20,286,704 shares*
(11)	Aggregate amount beneficially owned by each reporting person 20,286,704 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.8%
(14)	Type of reporting person OO

*	Includes vested warrants to purchase 4,796,158 shares of Common Stock.

Page 2 of 8 Pages

CUSIP No. 68375N103

(1)	Names of reporting persons Frost Gamma Investments Trust
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 131,218,559 shares*
	(8)	Shared voting power 20,286,704 shares**
	(9)	Sole dispositive power 131,218,559 shares*
	(10)	Shared dispositive power 20,286,704 shares**
(11)	Aggregate amount beneficially owned by each reporting person 151,505,263 shares***
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 48.3%
(14)	Type of reporting person OO

*	Includes vested warrants to purchase 10,831,141 shares of Common Stock. Also includes 2,704,164 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time. Does not include options to acquire 1,787,500 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days.
**	Includes vested warrants to purchase 4,796,158 shares of Common Stock held by Frost Group.
***	Includes vested warrants to purchase 15,627,299 shares of Common Stock. Also includes 2,704,164 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time. Does not include options to acquire 1,787,500 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days.

Page 3 of 8 Pages

CUSIP No. 68375N103

(1)	Names of reporting persons Phillip Frost, M.D.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 133,006,059 shares*
	(8)	Shared voting power 20,286,704 shares**
	(9)	Sole dispositive power 133,006,059 shares*
	(10)	Shared dispositive power 20,286,704 shares**
(11)	Aggregate amount beneficially owned by each reporting person 153,292,763 shares***
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 48.6%
(14)	Type of reporting person IN

*	Includes vested warrants to purchase 10,831,141 shares of Common Stock. Also includes (a) 2,704,164 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time, and (b) options to acquire 1,787,500 shares of Common Stock, which are exercisable within the next 60 days.
**	Includes vested warrants to purchase 4,796,158 shares of Common Stock held by Frost Group.
***	Includes vested warrants to purchase 15,627,299 shares of Common Stock. Also includes (a) 2,704,164 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time, and (b) options to acquire 1,787,500 shares of Common Stock, which are exercisable within 60 days.

Page 4 of 8 Pages

CUSIP No. 68375N103

This Amendment No. 10 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011 (together, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. (Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.)

Item 2. Identity and Background

Item 2 is deleted in its entirety and replaced with the following text:

This Schedule 13D is being filed jointly on behalf of The Frost Group, LLC, a Florida limited liability company (“Frost Group”), Frost Gamma Investments Trust, a trust formed under the laws of the State of Florida (“Gamma Trust”) and the controlling member of Frost Group, and Phillip Frost, M.D. (“Dr. Frost”), an individual residing in the State of Florida and the sole trustee of Gamma Trust. Frost Group, Gamma Trust and Dr. Frost are collectively referred to herein as the “Reporting Persons.” The principal business address of the Reporting Persons is 4400 Biscayne Blvd., Suite 1500, Miami, FL 33137.

Each of Frost Group and Gamma Trust is an entity formed for the purpose of making and holding investments. The Officers of Frost Group are Dr. Frost, President and Chairman, Mr. Steven D. Rubin, Vice President and Secretary, Dr. Rao Uppaluri, Vice President and Treasurer, and Dr. Jane Hsiao, Vice President. Dr. Frost is a United States citizen.

Drs. Frost and Hsiao and Mr. Rubin are presently employed as executive officers of the Issuer. Dr. Frost is the Company’s Chief Executive Officer and Chairman of the board of directors; Dr. Hsiao is the Vice Chairman of the board of directors and Chief Technical Officer; and Mr. Rubin is Executive Vice President, Administration, and a director. Dr. Uppaluri previously served as the Issuer’s Senior Vice President, Chief Financial Officer and currently serves as a consultant.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraph to the end of the item:

Gamma Trust acquired 9,398,067 shares of Common Stock, for investment purposes, in a series of transactions from October 25, 2011 to October 10, 2012, at prices ranging from $4.0669 to $5.46 per share for an aggregate of $42,726,365. The source of funds used in all transactions from October 25, 2011 to October 10, 2012 was working capital of Gamma Trust.

Page 5 of 8 Pages

CUSIP No. 68375N103

Item 4. Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 9,398,067 shares of Common Stock, for investment purposes, in a series of transactions from October 25, 2011 to October 10, 2012, at prices ranging from $4.0669 to $5.46 per share.

In the last 60 days prior to the filing of this Amendment No. 10, Gamma Trust has acquired a total of 2,448,400 shares of Common Stock purchased on the open market at prices ranging from $4.07 to $4.55 per share. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Item 5. Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Frost Group beneficially owns 20,286,704 shares of Common Stock. The 20,286,704 shares include vested warrants to purchase 4,796,158 shares of Common Stock. The 20,286,704 shares of Common Stock beneficially owned by Frost Group constitute approximately 6.8% of the Issuer’s outstanding shares of Common Stock, based upon 295,655,566 shares of Common Stock outstanding as of September 30, 2012, and calculated in accordance with Rule 13d-3. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.

Gamma Trust directly beneficially owns 131,218,559 shares of Common Stock. The 131,218,559 shares include vested warrants to purchase 10,831,141 shares of Common Stock and 2,704,164 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group. The 151,505,263 total shares of Common Stock beneficially owned by Gamma Trust constitute 48.3% of the Issuer’s outstanding shares of Common Stock, based upon 295,655,566 shares of Common Stock outstanding as of September 30, 2012, and calculated in accordance with Rule 13d-3. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 131,218,559 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,286,704 shares of Common Stock owned by Frost Group.

In addition, Dr. Frost has 1,787,500 options to purchase the Company’s Common Stock, which are exercisable within 60 days of October 10, 2012. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group and the 131,218,559 shares of Common Stock beneficially owned by Gamma Trust. The 153,292,763 shares of Common Stock beneficially owned by Dr. Frost constitute 48.6% of the Issuer’s outstanding shares of Common Stock, based upon 295,655,566 shares of Common Stock outstanding as of September 30, 2012, and calculated in

Page 6 of 8 Pages

CUSIP No. 68375N103

accordance with Rule 13d-3. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 131,218,559 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,286,704 shares of Common Stock owned by Frost Group.

For information regarding transactions effected in the last 60 days prior to the filing of this Amendment No. 10, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2012	The Frost Group, LLC

	By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin
	Title:	Vice President

October 11, 2012	Frost Gamma Investments Trust

	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

October 11, 2012	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D., Individually

Page 8 of 8 Pages